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Exhibit 99.2

March 31, 2004

Consolidated Financial Statements and
Supplemental Information

For the Three Months Ended
March 31, 2004 and 2003
(Unaudited)

The interim Consolidated Balance Sheets, Statements of Earnings (Loss) and Consolidated Statements of Cash Flows for the three-month periods ended March 31 have not been reviewed by an auditor.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

MANAGEMENT REPORT

        The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements and supplemental information include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

        In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's interim consolidated financial statements and recommends their approval by the Board of Directors.

June 3, 2004

W. JUDSON MARTIN Senior Executive Vice President and Chief Financial Officer	RITA A. MIDDLETON Senior Vice President, Finance — Corporate Group

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)
(in millions of Canadian dollars)

	March 31, 2004	December 31, 2003	March 31, 2003
			(revised)
Assets
Cash and cash equivalents	101.8	95.4	1.9
Accounts receivable	245.2	277.8	290.7
Loans receivable	—	0.2	8.0
Investment in film and television programs (note 2):
Broadcasting	180.5	180.2	171.7
Motion Picture Distribution	151.0	153.4	131.9
Entertainment	263.4	246.6	489.9
Development costs	3.2	3.2	33.7
Property and equipment	50.2	52.2	63.5
Assets related to discontinued operations (note 13)	6.7	9.3	18.3
Investments	18.1	17.8	22.8
Future income taxes	86.2	84.8	108.1
Other assets	30.3	33.5	39.9
Broadcast licences	109.3	109.3	109.3
Goodwill	152.5	152.5	152.5

	1,398.4	1,416.2	1,642.2

Liabilities
Senior revolving credit facilities (note 3)	—	—	90.3
Accounts payable and accrued liabilities	497.2	521.5	558.2
Income taxes payable	38.2	30.9	10.0
Liabilities related to discontinued operations (note 13)	3.1	5.3	4.7
Deferred revenue	21.5	28.9	43.6
Term loans (note 4)	78.2	79.4	9.0
Senior subordinated notes (note 5)	393.4	389.0	441.0
Minority interest	44.8	42.2	21.2

	1,076.4	1,097.2	1,178.0

Shareholders' Equity
Share capital and other (note 6)	720.3	717.4	714.1
Deficit	(404.2)	(402.2)	(232.6)
Cumulative translation adjustments	5.9	3.8	(17.3)

	322.0	319.0	464.2

	1,398.4	1,416.2	1,642.2

Contingency (note 16)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF LOSS

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars — except per share amounts)

	2004	2003
		(revised)
Revenue
Broadcasting — Operating Channels	55.9	43.8
Motion Picture Distribution	95.4	85.1
Entertainment	59.9	90.9
Other	0.4	0.4

	211.6	220.2
Broadcasting — Developing Channels	—	5.6

	211.6	225.8

Direct operating expenses	145.6	163.1

Direct profit
Broadcasting — Operating Channels	31.9	26.1
Motion Picture Distribution	21.5	13.6
Entertainment	12.3	19.9
Other	0.3	0.4

	66.0	60.0
Broadcasting — Developing Channels	—	2.7

	66.0	62.7

Operating expenses	32.9	35.9

Earnings (loss) before undernoted and discontinued operations
Broadcasting — Operating Channels	17.5	15.0
Motion Picture Distribution	16.3	8.5
Entertainment	6.9	12.6
Other	(7.6)	(5.9)

	33.1	30.2
Broadcasting — Developing Channels	—	(3.4)

	33.1	26.8
Amortization, including development costs charges	6.5	14.0
Unusual items (note 11)	—	3.9
Interest (note 10)	14.6	25.6
Equity losses in affiliates	—	(0.2)
Minority interest	7.8	1.5

Earnings (loss) from operations before undernoted and discontinued operations	4.2	(18.0)
Investment (gains) losses, net (note 12)	(0.3)	12.1
Foreign exchange losses (gains)	2.6	(26.9)

Earnings (loss) before income taxes, and discontinued operations	1.9	(3.2)
Provision for income taxes	3.1	8.7

Net loss before discontinued operations	(1.2)	(11.9)
Discontinued operations, net of tax (note 13)	(0.8)	(0.6)

Net loss for the period	(2.0)	(12.5)

Loss per Common Share before discontinued operations
Basic	$(0.03)	$(0.28)
Diluted	$(0.03)	$(0.28)

Loss per Common Share
Basic	$(0.05)	$(0.29)
Diluted	$(0.05)	$(0.29)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars)

	Three months ended March 31,
	2004	2003
		(revised)
Deficit — beginning of period as previously reported (note 8)	(402.2)	(186.6)
Adjustment for revision of prior years' results (note 8)	—	(33.5)

Deficit — beginning of period, restated	(402.2)	(220.1)
Net loss for the period	(2.0)	(12.5)

Deficit — end of period	(404.2)	(232.6)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,
(unaudited)
(in millions of Canadian dollars)

	Three months ended March 31,
	2004	2003
		(revised)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	(2.0)	(12.5)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	21.1	16.2
Motion Picture Distribution	17.8	18.4
Entertainment	44.3	79.6
Development costs charges	2.8	9.2
Amortization of property and equipment	2.9	3.7
Amortization of other assets	2.0	2.1
Investment (gains) losses	(0.3)	12.1
Equity (income) losses in affiliates	—	(0.2)
Minority interest	7.8	1.5
Future income taxes	(1.5)	10.0
Unrealized net foreign exchange gains	6.5	(31.8)
Stock-based compensation	0.4	(0.4)
Investment in film and television programs:
Broadcasting	(21.4)	(27.3)
Motion Picture Distribution	(15.4)	(25.9)
Entertainment	(61.1)	(77.0)
Development cost expenditures	(2.8)	(3.1)
Net changes in other non-cash balances related to operations	8.2	71.5
Discontinued operations	0.5	(3.0)

	9.8	43.1

Investing activities
Loans receivable	0.2	0.4
Property and equipment	(0.9)	(1.1)
Long-term investments	—	(0.1)
Proceeds from sale of investments	—	3.0
Proceeds from sale of subsidiary	0.2	—
Discontinued operations	—	(0.6)

	(0.5)	1.6

Financing activities
Senior revolving credit facilities, net	—	(36.4)
Repayment of term loans	(1.2)	(7.9)
Distributions paid to minority interest	(3.5)	—
Issue of share capital	2.5	0.3
Discontinued operations	(0.7)	(0.5)

	(2.9)	(44.5)

Change in cash and cash equivalents	6.4	0.2
Cash and cash equivalents — beginning of period	95.4	1.7

Cash and cash equivalents — end of period	101.8	1.9

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004
(unaudited)

        Alliance Atlantis Communications Inc. (the "Company") is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 14, the Company's principal business activities are carried out through three operating segments: Broadcasting, Motion Picture Distribution and Entertainment.

1.     Significant Accounting Policies

Basis of presentation

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as of and for the nine months ended December 31, 2003, as set out in the December 2003 Annual Report.

        In the opinion of management, the statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the nine months ended December 31, 2003.

Change to fiscal year end

        In December 2003, the Company changed its fiscal year end from March 31 to December 31. These financial statements include the results for the three months ended March 31, 2004 and 2003 and are unaudited.

Revisions

        During the nine months ended December 31, 2003, the Company identified certain charges and recoveries in connection with the review of the Entertainment Group's operations which were related to prior periods. The total amount of these charges has been recorded through restatements of previously reported amounts. Accordingly, the previously reported results of operations and financial position for the Company have been changed for the three months ended March 31, 2003. (See note 8).

Discontinued Operations

        The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings (loss). Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 13).

2.     Investment in Film and Television Programs

	Broadcasting	Motion Picture Distribution	Entertainment
March 2004
Theatrical Release
Released, net of accumulated amortization	—	126.7	16.4
Completed and not released	—	24.3	—
Programs in progress	—	—	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	224.6
Acquired library, net of accumulated amortization	—	—	20.4
Programs in progress	—	—	2.0
Broadcasting rights, net of accumulated amortization	180.5	—	—

	180.5	151.0	263.4

	Broadcasting	Motion Picture Distribution	Entertainment
December 2003
Theatrical Release
Released, net of accumulated amortization	—	128.5	22.3
Completed and not released	—	24.9	—
Programs in progress	—	—	4.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	192.3
Acquired library, net of accumulated amortization	—	—	20.4
Programs in progress	—	—	7.0
Broadcasting rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

	Broadcasting	Motion Picture Distribution	Entertainment
March 2003 (revised)
Theatrical Release
Released, net of accumulated amortization	—	110.4	61.3
Completed and not released	—	21.5	6.2
Programs in progress	—	—	13.2
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	339.8
Acquired library, net of accumulated amortization	—	—	28.0
Programs in progress	—	—	41.4
Broadcasting rights, net of accumulated amortization	171.7	—	—

	171.7	131.9	489.9

3.     Senior Revolving Credit Facilities

(a)
Corporate senior revolving credit facility:

	March 31, 2004	December 31, 2003	March 31, 2003
Senior revolving credit facility — authorized	300.0	300.0	525.0

Senior revolving credit facility — drawn	—	—	90.3

        The senior revolving credit facility provides up to $300.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006.

        Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

        As at March 31, 2004, the Company had unused credit facilities aggregating $232.1, (December 31, 2003 — $ 232.7; March 31, 2003 — $364.1) including the outstanding letters of credit of $67.9 (December 31, 2003 — $67.3; March 31, 2003 — $70.8).

        The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

(b)
Motion Picture Distribution Limited Partnership senior revolving credit facility:

        On October 15, 2003, as part of the creation of the Movie Distribution Income Fund, Motion Picture Distribution LP ("Distribution LP") negotiated a senior revolving credit facility which provides up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004.

        Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility.

        As at March 31, 2004, no amounts have been drawn and Distribution LP had unused credit facilities aggregating $25.0 (December 31, 2003 — $25.0).

        The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

4.     Term Loans

	March 31, 2004	December 31, 2003	March 31, 2003
Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006	75.0	75.0	—
Limited-recourse term loans, bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	—	—	1.8
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	—	—	2.5
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	2.6	3.8	3.8
Obligations under capital lease	0.6	0.6	0.9

	78.2	79.4	9.0

        The non-revolving term facility of $75.0 is held by Distribution LP and bears interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006. The term loan is secured by substantially all of the assets of Distribution LP, a pledge by Distribution LP and 419222 Canada Limited, a wholly-owned subsidiary of Distribution LP, the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust ("Holding Trust", the holder of the 49% minority interest in Distribution LP) supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas) and an assignment of Distribution LP's rights in the principal distribution output agreements.

        The availability of the non-revolving term loan is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

        Required principal repayments are as follows:

Current	3.2
2005	—
2006	75.0

78.2

5.     Senior Subordinated Notes

        On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

        On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

6.     Share Capital and Other

	March 31, 2004	December 31, 2003	March 31, 2003
			(revised)
Class A Voting Shares, 2,971,971 (December — 3,220,271)	40.9	45.0	52.7
Class B Non-Voting Shares, 40,026,993 (December — 39,617,218)	677.5	670.9	661.3
Contributed Surplus	1.9	1.5	0.1

	720.3	717.4	714.1

        The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances. The Class C Special Voting Shares were convertible at any time, at the holder's option, and automatically on September 21, 2001 into 20 fully paid and non-assessable Class B Non-Voting Shares.

        During the three months ended March 31, 2004, the following transactions occurred:

        248,300 Class A Voting shares with a paid in value of $4.1 were converted into 248,300 Class B Non-Voting Shares. In addition, 161,475 Class B Non-Voting Shares were issued under the Company's employee stock option plans for cash of $2.4.

        The Company recorded contributed surplus of $0.3 as a result of compensation expense on the granting of stock options to its employees.

        In the three months ended March 31, 2004, $0.1 was accrued under the Deferred Share Unit Plan.

        The weighted average fair value of the stock options granted during the three months ended March 31, 2004 was $9.36 per option.

        As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

7.     Earnings per share

        The basic weighted average common shares outstanding for the three months ended March 31, 2004 was 42.9 (March 31, 2003 — 42.7).

        The diluted weighted average common shares outstanding for the three months ended March 31, 2004 was 42.9 (March 31, 2003 — 42.7).

8.     Revisions of Prior Years' Results

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassificationi between future income taxes and income tax payable. The previously reported results of operations and financial position for the Company were changed for the years ended March 31, 2003 and March 31, 2002 as follows:

	As previously reported	Revised Amount
March 31, 2003
Total assets	1,695.1	1,642.2
Total liabilities	1,176.5	1,178.0
Cumulative translation adjustments	(11.8)	(17.3)
Revenue	874.8	872.0
Direct profit before discontinued operations	271.9	244.3
Earnings before undernoted and discontinued operations	150.4	122.8
Net loss before discontinued operations	(17.9)	(40.4)
Net loss	(17.9)	(41.3)
Basic and diluted loss per common share before discontinued operations	$(0.42)	$(0.95)
Basic and diluted loss per common share	$(0.44)	$(0.97)

March 31, 2002
Total assets	1,700.5	1,660.4
Total liabilities	1,168.4	1,160.2
Cumulative translation adjustments	(16.8)	(22.3)
Deficit, beginning of period	(192.0)	(219.6)
Revenue	893.1	884.9
Direct profit before discontinued operations	242.5	243.9
Earnings before undernoted and discontinued operations	129.9	131.3
Net earnings before discontinued operations	22.6	23.4
Net earnings	22.6	28.3
Basic and diluted earnings per common share before discontinued operations	$0.57	$0.59
Basic and diluted earnings per common share	$0.57	$0.71

9.     Review of Operations of the Entertainment Group

        In December 2003, the Company conducted an extensive review of its Entertainment Group operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, the Entertainment Group will no longer produce prime-time television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment Group will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

        The total estimated cost of the Entertainment Group restructuring plan is $228.7. The following table summarizes the nature of the cost:

	Costs expensed during the nine months ended December 31, 2003	Costs expensed during the three months ended March 31, 2004	Costs related to future periods	Total estimated cost
Impairments:
Investment in film and television programs	158.9	—	—	158.9
Development costs	30.8	—	—	30.8
Investments	2.2	—	—	2.2
Loans receivable	6.4	—	—	6.4
Assets held for sale (note 18)	11.8	—	—	11.8
Employee costs:
Continuing operations	12.0	—	—	12.0
Discontinued operations	0.9	—	—	0.9
Lease and contract terminations	—	1.7	1.9	3.6
Other exit costs	0.7	0.5	0.9	2.1

Total restructuring costs	223.7	2.2	2.8	228.7

        Employee costs represent severance and professional fees related to the elimination of positions in the Entertainment Group. Employee costs for discontinued operations represent severance and professional fees which have been recorded in discontinued operations on the statement of earnings (loss). As at March 31, 2004 all amounts for employee costs were unpaid.

        The costs related to future periods for lease and contract terminations relate to the closure of various offices and the termination of certain development arrangements.

        The provision for loans receivable relates to Equicap Financial Corporation ("EFC"), a subsidiary of the Company. EFC had historically taken extensive security interest in connection with each of its loans receivable, whereby in the event of default its main recourse would be to exploit unsold distribution rights. The Company's strategic decision to reduce its distribution activities for affected programs has resulted in an impairment of the remaining loans receivable. Loans with an original balance of $7.7 were written down to $0.2 during the nine months ended December 31, 2003.

        Management expects that the restructuring will be substantially completed by December 31, 2004.

        The amounts expensed during the three months ended March 31, 2004 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

Total
Operating expenses:
Other exit costs	0.5
Amortization, including development cost charges	1.7

2.2

10.   Interest

	Three months ended March 31,
	2004	2003
Senior revolving credit facilities	0.8	2.4
Term loans	1.3	1.6
Senior subordinated notes	12.9	14.7
Interest (income) and other	(0.3)	4.8
Interest capitalized during the year	(1.3)	(2.1)
Amortization of interest previously capitalized	—	2.8

	13.4	24.2
Amortization of deferred financing costs	1.2	1.4

	14.6	25.6

        The weighted average interest rate for the three months ended March 31, 2004 was 11.7% (2003 — 10.5%).

11.   Unusual Items

        During the three months ended March 31, 2003, the following unusual items were incurred:

        In March 2003, the Company announced a planned reduction of its staffing levels in the Entertainment Group. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions. As at March 31, 2004, all of these amounts had been paid.

12.   Investment Losses (Gains), net and Dilution Gains

(a)
During the three months ended March 31, 2004, the following transaction occurred:

        In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieves certain cash flow targets. During the three months ended March 31, 2004, an investment gain of $0.3 was recognized as a result of marking this right to market.

(b)
During the three months ended March 31, 2003, the following transactions occurred:

        In March 2003, the Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a gain of $0.6.

        In March 2003, an option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations resulting in a gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which the Company continues to hold and was initially measured using the Black-Scholes Option-Pricing Model.

        During the three months ended March 31, 2003, the Company concluded a review of the carrying value of certain of its investments carried at cost. Based on this review, impairment charges totaling $13.7 were recorded with respect to the investments.

13.   Discontinued Operations

        As part of the Entertainment Group restructuring plan described in note 9, a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented. These amounts do not include the ongoing costs to operate the businesses until disposal.

        In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. As at March 31, 2004, the full amount of severance and professional fees was unpaid.

        In February 2004, the Company completed the sale of one of its post-production businesses for proceeds of $1.0 resulting in a nominal gain. The Company expects to sell the remaining post-production businesses during 2004. The assets associated with these businesses have been written down to their estimated fair market value less costs to sell.

        The following tables present selected financial information for the Discontinued Businesses:

	Three months ended March 31,
	2004	2003
Revenue	2.7	3.3
Direct profit	0.7	1.1
Earnings (loss) before income taxes	(0.8)	(0.7)
Provision for (recovery of) income taxes	—	(0.1)
Net earnings (loss) from discontinued operations	(0.8)	(0.6)
Basic and diluted earnings (loss) per common share	$(0.02)	$(0.01)

	March 31, 2004	December 31, 2003	March 31, 2003
Bank indebtedness	(0.6)	—	—
Accounts receivable	4.3	6.5	4.4
Property and equipment	2.1	2.8	12.9
Other assets	0.9	—	1.0

Total assets	6.7	9.3	18.3

Accounts payable and accrued liabilities	3.0	4.5	2.6
Term loans	0.1	0.8	2.0
Other liabilities	—	—	0.1

Total liabilities	3.1	5.3	4.7

        The balance sheets of the Discontinued Businesses have been reported as part of the Entertainment Group in the segmented information presented in note 14.

14.   Segmented Information

        The Company's principal business activities are conducted through three reportable segments: Broadcasting, Motion Picture Distribution and Entertainment. Broadcasting consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. Motion Picture Distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada and the U.K. with a minority interest held by unit holders of the Movie Distribution Income Fund. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 9, Entertainment will no longer produce prime-time television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business. While Entertainment comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

        Management focuses on and measures the results of operations based on direct profit and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment. Direct profit (loss) is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating revenue. In the case of Entertainment and Motion Picture Distribution, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising spend incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Results of operations by segment are presented on the consolidated statements of earnings (loss). As shown on the consolidated statements of earnings (loss), the Company's revenue, direct profit (loss) and earnings (loss) before undernoted related to Broadcasting are reported with a distinction between the Company's Operating Channels and Developing Channels. On January 1, 2004, the Company's digital specialty television channels were transferred to Operating Channels from their previous Developing Channels status. The prior year's results continue to reflect their Developing Channels status at that time. The Company's digital specialty television channels are transferred from Developing Channels status to Operating Channels status at the earliest of (a) two fiscal years from the date of launch of the service, (b) when management's predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained. Management has not presented Broadcasting's total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both sets of channels. As a result, the following table shows these amounts for the Broadcasting as a whole.

(a)
Information on the reportable operating segments is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
Three months ended March 31, 2004
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	426.9	270.7	699.7	1.1	1,398.4
Additions to property and equipment	0.2	0.1	0.1	0.5	0.9

Nine months ended December 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	431.9	320.3	666.6	(2.6)	1,416.2
Additions to property and equipment	0.2	0.5	—	2.0	2.7

Three months ended March 31, 2003 (revised)
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	412.3	261.6	893.9	74.4	1,642.2
Additions to property and equipment	0.3	—	0.1	0.7	1.1

        Segment revenues, as presented on the consolidated statements of earnings (loss) for the quarter ended March 31, 2004 are net of intersegment sales of programming of $4.0 (March 31, 2003 — $7.8) from Motion Picture Distribution to Broadcasting and $1.8 (March 31, 2003 — $1.7) from Entertainment to Broadcasting and $nil (March 31, 2003 — $nil) from the Entertainment Group to the Motion Picture Distribution Group.

(b)
Geographical information, based on customer location, is as follows:

	Three months ended March 31,
	2004	2003
Revenue
Canada	151.9	125.4
United States	10.0	25.5
United Kingdom	21.0	24.9
Other Foreign	28.7	50.0

	211.6	225.8

        All of the Company's broadcast licences and goodwill, and the majority of the Company's property and equipment, are in Canada.

        A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended March 31,
	2004	2003
Operating Channels
Subscriber	26.6	19.9
Advertising and other	29.3	23.9

	55.9	43.8

Developing Channels*
Subscriber	—	4.7
Advertising and other	—	0.9

	—	5.6

Total Broadcasting revenue	55.9	49.4

        * The Company's digital specialty television channels were transferred to Operating Channels status from their previous Developing Channels status on January 1, 2004. The prior year's results continue to reflect the Developing Channels status at that time.

        A breakdown of Motion Picture Distribution revenue is as follows:

	Theatrical	Video/DVD	Television	Total
Three months ended March 31, 2004
Domestic Distribution	21.0	36.3	16.5	73.8
Momentum Pictures	8.3	8.6	1.4	18.3
Alliance Atlantis Cinemas	3.3	—	—	3.3

	32.6	44.9	17.9	95.4

Three months ended March 31, 2003
Domestic Distribution	28.1	21.1	16.2	65.4
Momentum Pictures	2.1	12.9	0.9	15.9
Alliance Atlantis Cinemas	3.8	—	—	3.8

	34.0	34.0	17.1	85.1

        Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

15.   Accounting Changes

(a)
During the three months ended March 31, 2004, the Company adopted the following accounting policies:

        Generally Accepted Accounting Principles    On January 1, 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles," on a prospective basis. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as its primary source of authority, and accordingly adopted the following changes:

  (1)
  The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact in the three months ended March 31, 2004 is a reduction in revenue of $7.5, a reduction of direct operating expenses of $6.9 and a reduction of direct profit of $0.6.

  (2)
  The amortization of interest previously capitalized of $0.6 has been recorded as a direct operating expense rather than as interest expense for the three months ended March 31, 2004.

        Asset Retirement Obligations    On January 1, 2004, the Company retroactively adopted the recommendations of the new the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section was applied retroactively effective January 1, 2004. The adoption of the Section had a nominal impact on the results of operations.

16.   Contingency

        In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $19.8 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

17.   Seasonality

        The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of film and television programs delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture licence agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement and delivery of the film or television program.

        Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third, and particularly the fourth calendar quarter. Also, debt levels generally increase substantially between March 31 and June 30 as the Company finances productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, motion picture production revenue fluctuates from period to period.

18.   Subsequent Event

        On May 12, 2004, Distribution LP acquired 100% of the shares of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for consideration of approximately $74.0 (45.0 Euros). The purchase was funded through increased borrowings under its credit facility, a private placement of units of the Fund and cash on hand.

        On May 12, 2004, Distribution LP also entered into an amended and restated credit agreement to increase the authorized borrowing under its senior revolving credit facility from $100.0 to $125.0 under an amended and restated credit agreement.

        On May 12, 2004, the Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary Limited Partnership Units of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP also acquired 1,494,612 Ordinary LP Units of the Partnership at $10.45 per unit such that Distribution LP realized combined gross proceeds of approximately $30.6 from the offering of the Ordinary LP Units.

19.   Comparative amounts

        Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

March 31, 2004

Supplemental Information

For the Three Months Ended
March 31, 2004 and March 31, 2003
(Unaudited)

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

For the three month periods ended March 31, 2004 and March 31, 2003
(unaudited)

Supplemental Information

	Three months ended March 31,
Production Deliveries
	2004	2003
Motion Pictures (number of films):	1.0	—

Television hours:
CSI Vegas/Miami	16.0	15.5
Drama	8.5	11.5
Movies	—	0.5
Kids	8.5	—

	33.0	27.5

Fact	11.0	30.5

2

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

For the three month periods ended March 31, 2004 and March 31, 2003
(unaudited)

Broadcasting Paid Subscribers (millions)	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Showcase Television (100%)	6.0	5.9	5.7	5.7
Life Network (100%)	5.9	5.8	5.7	5.7
HGTV Canada (67%)	5.0	4.9	4.9	4.9
History Television (100%)	5.4	5.3	5.3	5.3
The Food Network (51%)	4.2	4.1	4.1	4.1
Series+ (50%)	1.2	1.2	1.1	1.1
Historia (50%)	1.2	1.2	1.1	1.1
Showcase Action (100%)	1.0	0.9	0.9	0.9
Showcase Diva (100%)	0.9	0.8	0.8	0.8
IFC — The Independent Film Channel Canada (95%)	0.8	0.8	0.7	0.7
Discovery Health Channel (65%)	0.7	0.7	0.6	0.6
BBC Canada (50%)	0.7	0.7	0.7	0.7
BBC Kids (50%)	0.4	0.4	0.3	0.3
National Geographic Channel (50%)	0.7	0.7	0.7	0.6

	34.1	33.4	32.6	32.5

3

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MANAGEMENT REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF LOSS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTAL INFORMATION